Christian J. Scognamillo
Senior Counsel
Direct Voice	818.444.4512
Direct Fax	818.444.6312
E-Mail	cscognamillo@biztechlaw.com

October 13, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ironclad Performance Wear Corporation
Item 4.01 Form 8-K
Filed October 6, 2009
File No. 0-51365

Dear Ms. Meadows:

On behalf of Ironclad Performance Wear Corporation (the “Company”), we are writing in response to the letter dated October 8, 2009 sent by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing (the “Response Letter”).  For the Staff’s convenience, the text of the Staff’s comments has been incorporated herein.  The factual information related to the Company provided herein was provided to us by the Company.

Concurrently with the delivery of this letter, the Company is filing with the Commission an amended Current Report on Form 8-K (the “Form 8-K/A”)

Item 4.01 Form 8-K Filed October 6, 2009

1. Please revise the date on the cover page to represent the date of the earliest event reported.

In response to the Staff’s comment, the cover page of the 8-K/A represents the date of the earliest event reported.

2. Please disclose the actual date of the change in your certifying accountant, as opposed to the effective date.  Refer to paragraph (a)(1)(i) of Item 304 of Regulation S-K.

In response to the Staff’s comment, the 8/K-A now references the actual date of the change in the Company’s certifying accountant.

Securities and Exchange Commission
October 13, 2009

3. Please disclose whether the reports of Rotenberg and Company LLP for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and describe the nature of each such adverse opinion, disclaimer of opinion, modification, or qualification.  Refer to paragraph (a)(1)(ii) of Item 304 of Regulation S-K.

In response to the Staff’s comment, the Company has included the disclosure required by paragraph (a)(1)(ii) of Item 304 of Regulation S-K in the Form 8-K/A.

4. Please disclose whether during the two most recent fiscal years and any subsequent interim period preceding the change, there were any disagreements with Rotenberg and Company LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.  If there were such disagreement(s), please provide the disclosures required by paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

In response to the Staff’s comment, the Company has included the disclosure requested above in the Form 8-K/A.

5. It appears that EFP Rotenberg LLP is not registered with the Public Company Accounting Oversight Board (“PCAOB”) nor has a pending application for registration with the PCAOB.  Section 102 of the Sarbanes-Oxley Act of 2002 prohibits accounting firms that are not registered with the PCAOB from preparing or issuing, or participating in the preparation or issuance of, audit reports with respect to any issuer.  Please advise.

The Company respectfully advises the Staff that EFP Rotenberg LLP is registered with the PCAOB.  The PCAOB’s web site was not up to date when the Staff checked, but the Company’s understanding from EFP Rotenberg LLP is that the site has since been updated and indicates that the firm is registered.

6. Please file, as an exhibit, a letter from Rotenberg and Company LLP regarding its concurrence or disagreement with the statements made in the current report as required by Item 304(a)(3) of Regulation S-K.  Refer to Item 601(b)(16) of Regulation S-K.

In response to the Staff’s comment, the Company has filed the exhibit required by Items 304(a)(3) and 601(b)(16) of Regulation S-K.

****

Securities and Exchange Commission
October 13, 2009

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please do not hesitate to call us if you have any questions or you need any additional information with respect to the matters set forth above.

Sincerely, /s/ Christian J. Scognamillo Christian J. Scognamillo

cc:	Scott Jarus Thomas E. Kreig Greg Akselrud